December 11, 2006
Mail Stop 4561
Mr. Howard Efron
United States Securities and exchange commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Del Taco Income Properties IV Form 8-K Filed December 5, 2006 File No. 033-13437
Dear Mr. Efron,
In response to your letter dated December 5, 2006 commenting on the above filing, we hereby acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the aforementioned filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the aforementioned filling; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please let us know.

Sincerely, DEL TACO INCOME PROPERTIES IV (a California limited partnership)
By:	/s/ Steven L. Brake
Steven L. Brake
Treasurer

December 11, 2006
Mail Stop: 4561
Mr. Howard Efron
United States Securities and exchange commission
100 F Street, NE
Washington, D.C. 20549

Re:	Del Taco Income Properties IV Form 8-K Filed December 5, 2006 File No. 033-13437
Dear Mr. Efron,
Del Taco Income Properties IV (the “Company”) is in receipt of the Staff’s letter dated December 5, 2006 regarding the Staff’s review of and comments on the Company’s Form 8-K filing referenced above. For your convenience, we have restated the Staff’s comments in bold in this letter and have provided the Company’s response below each comment.
Comment:
1. We note that Squar, Milner, Peterson, Miranda & Williamson, LLP succeeds Squar, Milner, Miranda & Williamson, LLP as your independent registered auditor. Please tell us if Squar, Milner, Peterson, Miranda & Williamson, LLP notified the PCAOB of the name change to their firm and when they anticipate having their registration with the PCAOB effective.
Response:
We were informed by Squar, Milner, Miranda & Williamson, LLP (“Squar Milner”) that, on December 6, 2006, the Public Company Accounting Oversight Board (the “PCAOB”) received a signed notification from Squar Milner and Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner Peterson”) regarding the merger transaction and name change relating to Squar Milner. We have also been informed that such notification included all of the representations, consents, and other information required by the PCAOB in order to effect continuation of Squar Milner’s registration status.
We have been further informed by Squar Milner that, on December 8, 2006, the PCAOB notified Squar Milner Peterson that the aforementioned transaction and name change notification included all of the required information. Under these circumstances, continuity of Squar Milner’s PCAOB registration is automatic. Therefore, Squar Milner Peterson has concluded that effective December 8, 2006 it succeeded outright to Squar Milner’s registration with the PCAOB.

Comment:
2. We noted that the fourth paragraph of your item 4.01 disclosure does not specifically state whether or not Squar Milner’s report on your financial statements as of and for the year ending December 31, 2005 was qualified or modified as to uncertainty, audit scope or accounting principles. Please revise your Form 8-K to provide such disclosure which is specifically required by Item 304(a)(ii) of Regulation S-K. Please file an Exhibit 16 letter.
Response:
The Form 8-K referenced above has been amended to include such disclosure. In addition, a revised Exhibit 16 letter has been filed with the Form 8-K/A.
We have responded under a separate cover to the Staff’s comment requesting that the Company provide in writing certain acknowledgements.
Please do not hesitate to contact me with any questions or comments you may have.

Sincerely, DEL TACO INCOME PROPERTIES IV (a California limited partnership)
By:	/s/ Steven L. Brake
Steven L. Brake
Treasurer